Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

May 21, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.

Amendment No. 2 to Form 8-K

Filed May 8, 2015

File No. 000-55402

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to oral comments from the Staff of the Securities and Exchange Commission (“Staff”) relating to the Company’s Amendment No. 2 to Form 8-K/A filed on May 8, 2015 (“Amendment No. 2”). We have included the Staff’s paraphrased comments below. Per the Staff’s instructions, we have not filed an additional amendment to the Form 8-K filed on February 27, 2015 at this time.

Description of Business

Strategy, page 5

1. With regard to the potential asset purchase transaction described on page 5, please provide further basis for including such disclosures in this section, given the Company’s current financial and operational condition. Alternatively, please revise this section to omit discussion of this transaction.

Company Response 1:

The Company respectfully informs the Staff that it will revise Amendment No. 2 to omit the discussion of the potential asset purchase transaction.

Security Ownership of Certain Beneficial Owners and Management, page 22

2. Please provide further clarification on the differences between the voting rights of the Class A Common Stock and Class B Common Stock.

Company Response 2:

Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

The Company respectfully informs the Staff that it intends to revise footnote 3 on page 24 of Amendment No. 2 to read as follows:

(3) As noted above, the Company has Class A Common Stock and Class B Common Stock. The holders of Class A Common Stock will have the right to vote on all matters on which stockholders have the right to vote. The holders of Class B Common Stock will have the right to vote solely on matters where the vote of such holders is explicitly required under Nevada law, such as an approval of a plan of merger, exchange or conversion, an increase or decrease in the number of authorized shares of a class or series of stock in certain circumstances, and other situations as required by Nevada law where the rights, preferences or limitations of such holders are adversely impacted. On matters which the applicable class of stockholders have the right to vote, each Class A Common Stock and Class B Common Stock shall be entitled to one vote per share.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated May 21, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler

_____________________________

Gregory M. Dangler

President